Exhibit 99.1

SINA Announces Arbitration Ruling

BEIJING — December 27, 2019 — /PRNewswire/ — SINA Corporation (the “Company”) (NASDAQ GS: SINA), a leading online media company serving China and the global Chinese communities, today announced that the Netherlands Arbitration Institute (the “NAI”) recently rendered an arbitral award regarding the dispute between GeoSolutions B.V. (“GSBV”) and its parent company GeoSolutions Holdings N.V. (“GHNV”, together with GSBV, “GeoSolutions”) as claimants on one hand, and Sina Hong Kong Limited, a subsidiary of the Company (“SINA HK”) and GyPSii (Shanghai) Co. Ltd. (“GyPSii”), a joint venture that is 60% owned by SINA HK and 40% owned by GHNV, as respondents on the other hand, and rendered an award in favor of GSBV.

The arbitrators of NAI found that SINA HK was a party to, and had breached, a license agreement with GSBV and ordered that SINA HK and GyPSii be jointly and severally obligated to pay GSBV as stipulated under the arbitral award. The arbitrators rejected GeoSolutions’ other requests for relief against SINA HK, including a declaration of infringement of copyright and payout of part of Weibo’s market value.

The Company considers the arbitral award unjustified and groundless. SINA HK is considering legal and other actions available to protect its interests, while evaluating the financial impact of the award on SINA HK. As a result of the award and the fact that SINA HK is a consolidated subsidiary of the Company, the Company expects to record a one-time litigation reserve of approximately US$126 million in the fourth quarter of 2019.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offer an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Contact:

Investor Relations

SINA Corporation

Phone: +86-10-5898-3336

Email: ir@staff.sina.com.cn